SUB-ITEM 77-E
LEGAL PROCEEDINGS

Since February 2004, Federated and related entities (collectively, Federated) have been named as defendants in several lawsuits, that were consolidated into a single action in the United
States District Court for the Western
District of Pennsylvania, alleging
excessive advisoryfees involving
one of the Federated-sponsored mutual funds.
Without admitting the validity of
any claim, Federated reached a final
settlement with the Plaintiffs
in these cases in April 2011.